Filed pursuant to Rule 433

Registration No. 333-151523

August 24, 2009

L	ast week featured the release of a number of key housing	Robert Shiller, Chief Economist William Smalley, VP: Institutional Sales 973.889.1973
market indicators. UMM and DMM trading reflected the
mixed signals.
UMM: $23.50 ($1.26, 5.67%)

Homebuilder sentiment (NAHB Index) grew modestly and Existing Home Sales rose sharply, while mortgage delinquencies hit another new high. Housing Starts and Building Permits were lower than expected, though single-family home starts ticked upward. UMM rose incrementally, while DMM fell, each day this week; trading was also less volatile than in previous weeks.

DMM: $26.00 (-$1.50, -5.45%)
Average Daily Volume: 16,445 combined

Implied HPA: +5.25%

The market is anticipating that the S&P/Case-Shiller Composite-10 Index will rise to 158.93 by August 2014 from 151.00 today (reflects data through May 2009).

Last week’s market movers:
	• NAHB Housing Market Index: 18 (17 prev.)	“Economic activity appears to be leveling out… and the prospects for a return to growth in the near term appear good.”
• Housing Starts: 581k (582k prev.)
• Building Permits: 560k (563k prev.)
	• Q2 Mortgage Delinquencies: 9.24% (9.12% prev)	Ben Bernanke, August 21st
• Existing Home Sales: 5.24M (4.89M prev.)
• • • • •
	This week’s housing market indicators:	“There’s a serious danger that come the end of this year and the beginning of next year we will see it slipping back down again.”
Aug. 25 – S&P/Case-Shiller Home Prices Indices
Aug. 26 – MBA Mortgage Applications
	Aug. 26 – New Home Sales	Martin Feldstein on the economy, August 21st
Aug. 27 – GDP
Source: Bloomberg

Starts & Permits: Leading Indicators of Home Prices?
S&P/Case-Shiller Composite-10 (SA), 1-Unit Home Starts (SA), Building Permits (SA) Indexed to 100 @ 1/200

	Major Metro Housing : Market Recap	© MacroMarkets 2009

Contacts

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For press inquiries, please contact Diane Masucci at 973-889-1973 x 103

A registration statement relating to these securities has been filed with the Securities and Exchange Commission. You may obtain a written prospectus by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, MacroShares Housing Depositor, LLC, will arrange to send you the prospectus if you request by calling toll-free 888-9House5.

Important Risks

This Information does not represent an offer to sell securities of the MacroShares Trusts and it is not soliciting an offer to buy securities of these Trusts. There can be no assurance that the Trusts will achieve their investment objectives. An investment in the MacroShare Trusts involves significant risks, including the risk of loss of substantially all of your investment. There is no guarantee as to the amount of any quarterly distribution or the amount of the final distribution to shareholders. You should review the risk factors in the prospectus prior to investing in a MacroShares Trust.

Fluctuations in the underlying value of a MacroShares Trust and other factors may affect the market price of your MacroShares investment. An investment in a MacroShares Trust will not resemble a direct investment in the asset being tracked. The price of the asset being tracked by a MacroShares Trust may be volatile. It may be difficult to predict whether in the long-term the price of the asset being tracked will reflect a generally upward or downward trend. There are risks associated with investing in a product linked to a benchmark.

Additional Information about MacroShares can be found at www.macroshares.com

Major Metro Housing : Market Recap	© MacroMarkets 2009